The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

November 5, 2003

Office of International [redacted]
Division of Co[redacted]
Securities and E
450 Fifth Street,
Washington D.C
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

COMMENCEMENT OF JOINT PROJECT (REAL ESTATE INVESTMENT TRUST PROJECT FOCUSING ON DISTRIBUTION FACILITIES) BY MITSUI & CO., LTD., THE CHUO MITSUI TRUST & BANKING CO., LTD. AND KENNEDY-WILSON JAPAN

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 11/10

October 21, 2003

To whom it may concern:

Mitsui Trust Holdings, Inc. (Code No.: 8309)
The Chuo Mitsui Trust & Banking Co., Ltd.

Commencement of Joint Project (real estate investment trust project focusing on distribution facilities) by Mitsui & Co., Ltd., The Chuo Mitsui Trust & Banking Co., Ltd. and Kennedy-Wilson Japan

Three companies, Mitsui & Co., The Chuo Mitsui Trust & Banking Co., Ltd. ("CMTB") and Kennedy-Wilson Japan, will launch a real estate investment trust ("REIT") project focusing on distribution facilities. The purpose of the project is to provide a new solution to the distribution sector as it shifts to non-asset type management, and to search for new investor needs in the growing REIT market.

The object of this project is to develop a highly sophisticated REIT operation by effectively combining the know-how of Mitsui & Co., which consistently provides the forefront of distribution solutions by constantly identifying new business needs, CMTB, a leader in real estate securitization and real estate finance, and Kennedy-Wilson Japan, the leading expert in real estate asset management.

The investment target will be distribution facilities in major cities and its environs nationwide. The project will aggressively purchase existing properties, and will also enter into development transactions tailored to meet the needs of shippers as well as distributors.

The three companies plan to establish a private fund to purchase properties, which will then be sold to REIT at the point when the purchases reach 30 billion yen and the fund will be listed. The purchase of several properties, including a large property in the Kansai region, is now being considered. The aim is to list the fund during fiscal year 2004, and grow the assets to 300 billion yen within five years after the listing.

In the distribution sector, accompanying the growth of Supply Chain Management, the Third Party Logistics market is expanding, and distributors are shifting to non-asset businesses by focusing on their core operations. In addition, the introduction of accounting for the impairment of assets should accelerate the shift from facility ownership to rental or sales. This project is seen

as highly significant in that a new securitization method will be introduced to the logistics real estate market, thereby presenting the distribution section with a new option for procuring funds and facilities. Moreover, by forecasting medium- and long-term distribution trends based on the knowledge and experience in distribution that Mitsui & Co. has accumulated, and by introducing sophisticated expertise in response to these trends, the assets to be acquired will be assessed, and effective management will be pursued to provide investors with stable dividends.

As the listed REITs to date have targeted offices, commercial facilities, and houses as investment, a REIT focusing on distribution facilities is likely to meet the needs of investors seeking to diversify investment.

The three companies will set up a REIT establishment preparation section within CMTB, and that will be the primary vehicle for PR activities, the research of investment properties, preparations for setting up a management company and preparations for acquiring approval and a license.

[For inquiries concerning this matter]

Public Relations Group,
Planning and Coordination Department
Mr. Fujio
Mitsui Trust Holdings, Inc.
Phone: 81-3-5232-8827